UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

ADA-ES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

005208103

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

SCHEDULE 13G

CUSIP No. 005208103	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stiassni Capital Partners, LP EIN: 55-0900784
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 607,750
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 607,750
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 607,750
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G

CUSIP No. 005208103	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stiassni Capital, LLC EIN: 55-0900777
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 607,750, all of which are held by Stiassni Capital Partners, LP (the "Fund"). Stiassni Capital, LLC ("LLC") is the general partner of the Fund.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 607,750, all of which are held by the Fund.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 607,750
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%
12	TYPE OF REPORTING PERSON IA

SCHEDULE 13G

CUSIP No. 005208103	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nicholas C. Stiassni
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 607,750, all of which are held by the Fund. Nicholas C. Stiassni is Managing Member of LLC, which is the general partner of the Fund.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 607,750, all of which are held by the Fund. Nicholas C. Stiassni is Managing Member of LLC, which is the general partner of the Fund.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 607,750
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

CUSIP No. 005208103	Page 5 of 10 Pages

Item 1.	Issuer.

(a)           The name of the issuer is ADA-ES, Inc. (the "Issuer").

(b)           The address of the Issuer's principal executive office is 8100 SouthPark Way, B, Littleton, Colorado 80120, U.S.A.

Item 2.	Reporting Person and Security.

(a)           Stiassni Capital Partners, LP (the "Fund") is a private investment limited partnership organized under California law.  The general partner of the Fund is Stiassni Capital, LLC ("LLC"), a California limited liability company.  Nicholas C. Stiassni is the Managing Member of LLC.  The Fund, LLC and Nicholas C. Stiassni are referred to herein as the "Reporting Persons."

(b)           The business address of the Fund, LLC and Nicholas C. Stiassni is 3400 Palos Verdes Drive West, Rancho Palos Verdes, California 90275.

(c)           The Fund is a California limited partnership.  LLC, its general partner, is a California limited liability company.

(d)           The title of the class of securities to which this statement relates is the common stock of the Issuer, no par value (the "Common Stock").

(e)           The CUSIP number is 005208103.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c),

Check Whether the Person Filing is a:

(a)   ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)   ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)   ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)   ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)   ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)            ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)   ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

SCHEDULE 13G

CUSIP No. 005208103	Page 6 of 10 Pages

(h)            ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)             ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)             ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)   ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Not Applicable.

Item 4.	Ownership.

On December 31, 2009, the Fund owned 607,750 shares of Common Stock of the Issuer.

LLC owned no securities of the Issuer directly.

Nicholas C. Stiassni owned no securities of the Issuer directly.

The right to vote and the right to dispose of the shares beneficially owned by the Fund are shared among the Fund and both LLC and Nicholas C. Stiassni.

The Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, reported that as of October 30, 2009, the Issuer had 7,045,543 shares of Common Stock outstanding.  Accordingly, assuming that the Issuer had the same number of shares of Common Stock outstanding on December 31, 2009, the individual Reporting Persons had beneficial ownership of the following numbers of shares of Common Stock on December 31, 2009, which represented the following percentages of the Common Stock outstanding:

	Shares Owned	Percentage
The Fund	607,750	8.6%
LLC	607,750	8.6%
Nicholas C. Stiassni	607,750	8.6%

Item 5.	Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Not Applicable.

SCHEDULE 13G

CUSIP No. 005208103	Page 7 of 10 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. 005208103	Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this  statement is true, complete and correct.

Dated: February 26, 2010	STIASSNI CAPITAL PARTNERS, LP

By: STIASSNI CAPITAL, LLC,
its general partner

	By:	/s/ Nicholas C. Stiassni
Nicholas C. Stiassni, Managing Member

Dated: February 26, 2010	STIASSNI CAPITAL, LLC

	By:	/s/ Nicholas C. Stiassni
Nicholas C. Stiassni, Managing Member

Dated: February 26, 2010		/s/ Nicholas C. Stiassni
Nicholas C. Stiassni

SCHEDULE 13G

CUSIP No. 005208103	Page 9 of 10 Pages

EXHIBIT INDEX

Exhibit A	Agreement of Joint Filing

SCHEDULE 13G

CUSIP No. 005208103	Page 10 of 10 Pages

EXHIBIT A

AGREEMENT OF JOINT FILING

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 a report on Schedule 13G, containing the information required by Schedule 13G, for shares of the common stock of ADA-ES, Inc. beneficially owned by Stiassni Capital Partners, LP, Stiassni Capital, LLC and Nicholas C. Stiassni and such other holdings as may be reported therein.

Dated:  February 26, 2010

STIASSNI CAPITAL PARTNERS, LP

By: STIASSNI CAPITAL, LLC, its general partner

By:	/s/ Nicholas C. Stiassni
Nicholas C. Stiassni, Managing Member

STIASSNI CAPITAL, LLC

By:	/s/ Nicholas C. Stiassni
Nicholas C. Stiassni, Managing Member

/s/ Nicholas C. Stiassni
Nicholas C. Stiassni